

July 17, 2012

Via E-mail
Nicholas D. Gerber
President and Chief Executive Officer
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

    Re: United States Heating Oil Fund, LP
           Annual Report on Form 10-K
           Filed March 28, 2012
           File No. 001-34016

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us whether your shareholders receive a Schedule K-1, which reports their allocable portion of tax items. If you provide Schedule K-1s to your shareholders, please include a risk factor in future filings to address the issues investors may face because of the complex tax treatment.

2.   We note that you have identified Merrill Lynch Professional Clearing Group as your initial authorized purchaser. In future filings, please identify all of your authorized purchasers.

What are Futures Contracts? page 6

3.   We note your disclosure regarding accountability levels. In future filings, please discuss whether the registrant exceeded the accountability levels during the reporting report, and

if so, please discuss what actions were taken by the exchanges, if any, and how the registrant responded.

4.   In future filings, please discuss in greater detail the position limits applicable to the registrant. Also discuss, if applicable, whether the registrant reached the position limits during the reporting period and the registrant's investment strategy as a result of reaching those positions limits.

Fees of USHO, page 11

5.   We note your disclosure that USCF is responsible for paying the custodian fee. However, in the Custodian Agreement, it appears that USHO is responsible for this fee. Please advise. We may have further comments.

6.   We note your disclosure on page 12 that USCF paid 1.61% of expenses through December 31, 2011. In future filings, please clarify if these expenses are the same as those USCF pays as described in the table on the top of page 11. If not, in future filings, please also clarify whether USCF is contractually obligated to pay the expenses described in the table on the top of page 11.

7.   Please tell us whether you ever need to incur costs to rebalance your portfolio to track your benchmark. If so, please include such expenses in your fee disclosure in future filings.

8.   In future filings, please separately disclose amounts paid and amounts accrued.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 41

9.   We note your disclosure on pages 50 and 51 regarding factors that have impacted or are most likely to impact USHO's ability to track its Benchmark Futures Contract. We also note your disclosure on pages 49 and 50 that highlights how USHO has underperformed the benchmark in each of the last three fiscal years. In future filings, please revise your MD&A to discuss known material trends, if any, that will continue to impact USHO's ability to track the benchmark.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Howard Mah, Chief Financial Officer
        Heather Harker, General Counsel